Filed Pursuant to Rule 424(b)(2)
Registration No. 333-185462

Pricing Supplement To Prospectus dated December 20, 2012 and Prospectus Supplement dated December 20, 2012

United Mexican States

U.S. $110,000,000,000 Global Medium-Term Notes, Series A

€1,600,000,000 2.75% Global Notes due 2023

The notes will mature on April 22, 2023. Mexico will pay interest on the notes on April 22 of each year, commencing April 22, 2014. Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund.

The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated December 20, 2012, Mexico may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)	Underwriting Discounts	Proceeds to Mexico, before expenses(1)
Per note	99.492%	0.20%	99.292%
Total	€1,591,872,000	€3,200,000	€1,588,672,000

(1)	Plus accrued interest, if any, from April 22, 2013.

The notes will be ready for delivery in book-entry form only through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about April 22, 2013.

Joint Lead Managers

BNP PARIBAS	Deutsche Bank	HSBC

April 9, 2013

Pricing Supplement

About This Pricing Supplement	PS-3
Use of Proceeds	PS-4
Description of the Notes	PS-5
Recent Developments	PS-9
Plan of Distribution	PS-20

Prospectus Supplement

About this Prospectus Supplement	PS-3
Summary	PS-4
Risk Factors	PS-7
Description of the Notes	PS-10
Taxation	PS-22
Plan of Distribution	PS-29
Glossary	PS-33
Annex A – Form of Pricing Supplement	A-1

Prospectus
About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated December 20, 2012, relating to Mexico’s U.S. $110,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated December 20, 2012 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

IN CONNECTION WITH THIS OFFERING OF NOTES, HSBC BANK PLC (THE “STABILIZING MANAGER”), OR ANY PERSONS ACTING ON BEHALF OF THE STABILIZING MANAGER, MAY OVER-ALLOT NOTES OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, WILL UNDERTAKE STABILIZATION ACTION. ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE NOTES IS MADE AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE NOTES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE NOTES. ANY STABILIZATION ACTION OR OVER-ALLOTMENT MUST BE CONDUCTED BY THE RELEVANT STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, IN ACCORDANCE WITH ALL APPLICABLE LAWS AND RULES. THIS SUPPLEMENTS THE STABILIZATION PROVISION IN THE PROSPECTUS SUPPLEMENT DATED DECEMBER 20, 2012 ISSUED BY MEXICO.

This pricing supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this pricing supplement or any of its contents.

This pricing supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this pricing supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the managers do not represent that this pricing supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the managers which would permit a public offering of the notes or distribution of this pricing supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this pricing supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the managers have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this pricing supplement comes are required by Mexico and the managers to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this pricing supplement and the offer or sale of notes in the United Kingdom, Italy, Hong Kong, Japan, Singapore and Mexico, see the section entitled “Plan of Distribution”.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately €1,588,422,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €250,000. Mexico intends to use the net proceeds of the sale of the notes, (i) in part, for liability management transactions, which may include payment of the purchase price for certain outstanding notes of Mexico, which Mexico may purchase pursuant to its planned offer to purchase for cash on the terms and subject to the conditions set forth in an Offer to Purchase, dated April 9, 2013, and (ii) in part, for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. None of the managers shall have any responsibility for the application of the net proceeds of the notes.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended by Amendment No. 1 dated as of November 28, 1995 and Amendment No. 2 dated as of March 3, 2003, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount:	€1,600,000,000

Issue Price:	99.492%, plus accrued interest, if any, from April 22, 2013

Issue Date:	April 22, 2013

Maturity Date:	April 22, 2023

Specified Currency:	Euro (€)

Authorized Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Form:	Registered; Book-Entry. The notes will be represented by a single global note, without interest coupons, in registered form, to be deposited on or about the issue date with Citibank, N.A., London. Citibank, N.A., London will serve as common depositary for Euroclear and Clearstream, Luxembourg.

Interest Rate:	2.75% per annum, accruing from April 22, 2013

Interest Payment Date:	Annually on April 22 of each year, commencing on April 22, 2014

Regular Record Date:	April 21 of each year

Optional Redemption:

☒  Yes            ☐  No

Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on an annual basis (assuming the actual number of days in a 365- or 366-day year) at the Benchmark Rate plus 25 basis points over (ii) the principal amount of the notes.

“Benchmark Rate” means, with respect to any redemption date, the rate per annum equal to the annual equivalent yield to maturity or interpolated maturity of the Comparable Benchmark Issue (as defined below), assuming a price for the Comparable Benchmark Issue (expressed as a percentage of its principal amount) equal to the Comparable Benchmark Price for such redemption date.

“Comparable Benchmark Issue” means the Bundesanleihe security or securities (Bund) of the German Government selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of euro-denominated corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Dealers (as defined below) appointed by Mexico.

“Comparable Benchmark Price” means, with respect to any redemption date, (i) the average of the Reference Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Dealer Quotations, the average of all such quotations.

“Reference Dealer” means any of BNP Paribas, Deutsche Bank AG, London Branch, HSBC Bank plc or their affiliates which are dealers in Bund of the German Government, and one other leading dealer of Bund of the German Government designated by Mexico, and their respective successors; provided that if any of the foregoing shall cease to be a dealer of Bund of the German Government, Mexico will substitute therefor another dealer of Bund of the German Government.

“Reference Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Benchmark Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Dealer at 3:30 p.m., Frankfurt, Germany, time on the third business day preceding such redemption date.

Optional Repayment:	☐ Yes ☒ No

Indexed Note:	☐ Yes ☒ No

Foreign Currency Note:	☒ Yes ☐ No

Managers:	BNP Paribas Deutsche Bank AG, London Branch HSBC Bank plc

Purchase Price:	99.292%, plus accrued interest, if any, from April 22, 2013

Method of Payment:	Wire transfer of immediately available funds to an account designated by Mexico.

Listing:	Mexico will apply to list the notes on the Luxembourg Stock Exchange.

Trading:	Mexico will apply to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Securities Codes:

ISIN:	XS0916766057

Common Code:	091676605

Fiscal Agent, Principal Paying Agent, Exchange Rate Agent, Transfer Agent, Registrar and Authenticating Agent:	Citibank, N.A.

Luxembourg Paying and Transfer Agent:	KBL European Private Bankers S.A.

Further Issues:	Mexico may from time to time, without the consent of existing holders, create and issue further notes having the same terms and conditions as the notes being offered hereby in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with, and will form a single series with, the previously outstanding notes.

Payment of Principal and Interest:

Principal of and interest on the notes, except as described below, will be payable by Mexico to the Paying Agent in euro. Holders of the notes will not have the option to elect to receive payments in U.S. dollars.

If Mexico determines that euro are not available for making payments on the notes due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then payments on the notes shall be made in U.S. dollars until Mexico determines that euro are again available for making these payments. In these circumstances, U.S. dollar payments in respect of the notes will be made at a rate determined by the exchange rate agent in accordance with the Exchange Rate Agency Agreement, dated as of December 3, 1993, as amended, between Mexico and the exchange rate agent. Any payment made under such circumstances in U.S. dollars will not constitute an Event of Default under the notes.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.

Additional Provisions:	The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Those provisions are described beginning on page 7 of the accompanying prospectus dated December 20, 2012.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2011. If any information in this section differs from information in the annual report, you should rely on the information in this section. Financial information for the fiscal year ended December 31, 2012, and for the first quarter of 2013, consists of preliminary figures that are subject to change.

The Economy

Gross Domestic Product

Mexico’s GDP increased by 3.9% in real terms during 2012, as compared with 2011. This increase was primarily the result of increased non-oil exports and increased internal demand. Mexico’s real GDP growth by sector is set forth in the table below.

Real GDP Growth by Sector

	2007	2008	2009	2010	2011	2012(1)
GDP (constant 2003 prices)	3.3%	1.2%	(6.0)%	5.3%	3.9%	3.9%
Primary Activities:
Agriculture, forestry, fishing and hunting	2.3	1.2	(3.2)	2.9	(2.6)	6.7
Secondary Activities:
Mining	(0.2)	(1.7)	(2.9)	1.2	(1.0)	1.2
Utilities	3.7	(2.3)	1.8	10.4	6.6	3.2
Construction	4.4	3.1	(7.3)	(0.6)	4.6	3.3
Manufacturing	1.7	(0.7)	(9.9)	9.9	4.9	4.3
Tertiary activities:
Wholesale and retail trade	5.0	0.9	(14.2)	11.7	9.4	5.2
Transportation and warehousing	3.7	0.0	(5.9)	7.5	3.2	4.3
Information	11.6	8.0	0.8	1.5	5.1	8.6
Finance and insurance	13.9	12.8	1.7	13.1	10.1	8.1
Real estate, rental and leasing	3.1	3.0	(1.9)	1.9	2.4	2.5
Professional, scientific and technical services	3.1	3.0	(5.1)	(1.0)	4.8	0.9
Management of companies and enterprises	(3.0)	14.0	(8.1)	5.5	2.0	4.1
Administrative support, waste management and remediation services	3.1	1.6	(4.8)	1.6	5.2	4.1
Education services	1.9	0.8	0.5	0.1	1.8	1.1
Health care and social assistance	2.5	(1.5)	0.8	0.8	1.8	2.1
Arts, entertainment and recreation	3.1	1.5	(4.6)	6.0	2.2	4.4
Accommodation and food services	2.6	0.9	(7.7)	3.2	2.5	4.9
Other services (except public administration)	3.9	0.7	(1.0)	1.0	2.8	4.6
Public administration	1.7	1.1	3.8	3.1	(2.1)	0.9

Note:	Numbers may not total due to rounding.
(1)	Preliminary. These figures are subject to periodic revision.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography).

Mexico’s total gross fixed investment totaled Ps. 3,210.3 billion in 2012, as compared to Ps. 2,880.8 billion in 2011.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) during 2012 was 3.6%, 0.6 percentage points higher than inflation as estimated in the budget for that year and 0.2 percentage points lower than consumer inflation during 2011.

Consumer inflation for the two months ended February 28, 2013 was 0.9%, the same as inflation during the same period of 2012.

Employment and Labor

The number of workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security, or IMSS), which is an indicator of employment in the “formal” sector of the economy, was 16,062,043 at December 31, 2012, an increase of 711,708 from the level recorded at the end of 2011.

At December 31, 2012, the unemployment rate was 4.5%, which was the same as the unemployment rate at December 31, 2011. At February 28, 2013, the unemployment rate was 4.8%, as compared to an unemployment rate of 4.5% at December 31, 2012.

The minimum wage was increased by 0.4% on November 27, 2012 and by 3.9% on January 1, 2013.

Interest Rates

During the first three months of 2013, interest rates on 28-day Cetes averaged 4.1% and interest rates on 91-day Cetes averaged 4.2%, as compared to average rates on 28-day Cetes of 4.3% and on 91-day Cetes of 4.4% during the same period of 2012. On April 5, 2013 the 28-day Cetes rate was 3.8% and the 91-day Cetes rate was 3.9%.

Principal Sectors of the Economy

Tourism

During 2012, revenues from international travelers to Mexico, including both tourists and visitors, amounted to U.S. $12.7 billion (a 7.2% increase as compared to 2011), consisting of:

•	U.S. $10.7 billion from tourists (durational stay of more than one day), and

•	U.S. $2.0 billion from visitors (durational stay of one day or less).

The number of tourists to the interior (as opposed to border cities) in 2012 totaled 13.5 million, a 1.9% increase as compared to 2011, and resulted in revenues of U.S. $10.1 billion, a 7.4% increase as compared to 2011. The average expenditure per tourist to the interior increased by 5.5%, to U.S. $752.70.

During 2012, tourism-related expenditures by Mexicans traveling abroad, including both tourists and visitors, amounted to U.S. $8.4 billion (a 7.1% increase as compared to 2011), consisting of:

•	U.S. $5.4 billion from tourists (durational stay of more than one day), and

•	U.S. $3.0 billion from visitors (durational stay of one day or less).

The tourism balance recorded a surplus of U.S. $4.3 billion in 2012, a 7.3% increase as compared to the U.S. $4.0 billion surplus recorded in 2011.

Financial System

2013 Monetary Program

Consistent with Mexico’s monetary program for 2012, Mexico’s monetary program for 2013 has as its principal objective the achievement of an inflation rate not higher than its annualized target of 3.0% (+/-1.0%). Mexico’s monetary program for 2013 includes the following:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflation factors;

•	a description of the tools used by Banco de México to achieve its objectives;

•	a policy of communication that promotes transparency, credibility and effective monetary policy; and

•	a policy that promotes the expedited adoption of monetary policy measures, which are meant to reduce inflation and prevent its effects on the formation of prices.

The M1 money supply of Mexico is the sum of bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards, plus savings and loan deposits. As of December 31, 2012, the M1 money supply increased by 5.7%, the amount of bills and coins held by the public increased by 6.4% and the aggregate amount of checking account deposits denominated in pesos increased by 1.2%, each as compared to December, 31 2011 (in real terms).

As of February 28, 2013, the M1 money supply increased by 7.3%, the amount of bills and coins held by the public increased by 4.5% and the aggregate amount of checking account deposits denominated in pesos increased by 5.2%, each as compared to February 28, 2012 (in real terms).

Financial savings in Mexico are defined as the difference between the monetary aggregate M4 and bills and coins held by the public. As of December 31, 2012, financial savings increased by 10.8%, savings generated by Mexican residents increased by 4.2% and savings generated by non-residents increased by 50.6%, each as compared to December 31, 2011 (in real terms).

As of February 28, 2013, financial savings increased by 10.7%, savings generated by Mexican residents increased by 4.7% and savings generated by non-residents increased by 44.2%, each as compared to February 28, 2012 (in real terms).

As of December 31, 2012, the monetary base totaled Ps. 846.0 billion, a 10.8% nominal increase from the level of Ps. 763.5 billion as of December 31, 2011.

As of March 18, 2013, the monetary base totaled Ps. 787.4 billion, a 6.93% nominal decrease from the level of Ps. 846.0 billion at December 31, 2012.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, remained at 4.50% from July 17, 2009 to March 8, 2013, when it was decreased to 4.00%.

Banking Supervision and Support

The total amount of past-due loans of commercial banks was Ps. 71.7 billion at January 31, 2013, as compared to Ps. 69.7 billion at December 31, 2012 and Ps. 60.2 billion at December 31, 2011.

The total loan portfolio of the banking system was 3.3% lower at January 31, 2013 than the total loan portfolio as of December 31, 2012. However, the total loan portfolio of the banking system was 8.06% greater in real terms at December 31, 2012 than the total loan portfolio as of December 31, 2011.

The past-due loan ratio of commercial banks was 2.6% at January 31, 2013, as compared to a ratio of 2.5% at December 31, 2012.

The amount of loan loss reserves held by commercial banks totaled Ps. 130.9 billion at January 31, 2013, as compared to Ps. 129.1 billion at December 31, 2012 and Ps. 115.0 billion at December 31, 2011. At this level, commercial banks had reserves covering 185.3% of their past-due loans as of December 31, 2012, exceeding the minimum reserve level of 45%.

The Securities Market

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or IPC) based on a group of the 35 most actively traded shares. At December 31, 2012, the IPC stood at 43,705.8 points, representing a 17.9% nominal increase from the level of 37,077.52 points at December 31, 2011.

At April 3, 2013, the IPC stood at 43,717.57 points, representing a 0.03% nominal increase from the level at December 31, 2012.

External Sector of the Economy

Foreign Trade

Mexico registered a trade surplus of U.S. $0.2 billion in 2012, as compared with a trade deficit of U.S. $1.5 billion for 2011. In particular, exports increased or decreased as follows (each as compared to 2011):

•	merchandise exports increased by 6.2%, to U.S. $370.9 billion, as compared to U.S. $349.4 billion for 2011;

•	petroleum exports decreased by 5.9%, while non-petroleum exports increased by 8.5%; and

•	exports of manufactured goods (which represented 81.4% of total merchandise exports) increased by 8.4%.

Mexico’s total imports increased by 5.7% in 2012, to U.S. $370.8 billion, as compared to U.S. $350.8 billion for 2011. In particular, imports increased or decreased as follows (each as compared to 2011):

•	imports of intermediate goods increased by 5.3%;

•	imports of capital goods increased by 10.1%; and

•	imports of consumer goods increased by 4.8%.

During the first month of 2013, Mexico registered a trade deficit of U.S. $2.9 billion, as compared to a trade deficit of U.S. $0.3 billion for the same period of 2012. In particular, exports increased or decreased as follows (each as compared to the same period of 2012):

•	merchandise exports remained the same at U.S. $27.3 billion;

•	petroleum exports decreased by 1.5%, while non-petroleum exports increased by 0.4%; and

•	exports of manufactured goods (which represented 78.7% of total merchandise exports) increased by 1.2%.

During the first month of 2013, total imports increased by 9.5%, to U.S. $30.2 billion, as compared to U.S. $27.5 billion for the same period of 2012. In particular, imports increased or decreased as follows (each as compared to the same period of 2012):

•	imports of intermediate goods increased by 8.1%;

•	imports of capital goods increased by 9.7%; and

•	imports of consumer goods increased by 16.1%.

Mexican exports to the United States increased from U.S. $274.4 billion in 2011 to U.S. $287.8 billion in 2012, mainly due to higher demand for Mexican goods in the United States as a result of the recovery of economic activity in the United States. Nevertheless, Mexican exports to the United States increased at a lower rate (4.9%) than did United States exports to Mexico (6.2%).

Balance of International Payments

The balance of Mexico’s international payments during 2012 was comprised of the following:

•	Mexico’s current account registered a deficit of 0.8% of GDP, or U.S. $9.2 billion, as compared to a deficit of U.S. $9.7 billion, or 0.9% of GDP, for 2011;

•	the capital account registered a surplus of U.S. $46.9 billion in 2012, as compared to a surplus of U.S. $49.4 billion in 2011; and

•

Foreign investment in Mexico totaled U.S. $69.3 billion during 2012, as compared to U.S. $46.6 billion during 2011 (and was composed of direct foreign investment inflows totaling U.S. $12.7 billion and net foreign portfolio investment inflows, including securities placed abroad, totaling U.S. $56.7 billion).

Foreign Direct Investment in Mexico

During the year ended December 31, 2012, foreign direct investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investments Registry) totaled approximately U.S. $12.7 billion, as compared with U.S. $21.5 billion during 2011. Total foreign direct investment during 2012 (excluding investment in securities) was directed as follows:

•	55.7% was directed to manufacturing;

•	(21.5%) was directed to financial services;

•	20.0% was directed to commerce;

•	12.9% was directed to construction;

•	3.7% was directed to mass media;

•	5.0% was directed to mining;

•	6.9% was directed to real estate and rental services;

•	1.9% was directed to transportation;

•	0.5% was directed to agriculture, livestock, fishing and forestry;

•	1.0% was directed to electricity and water; and

•	13.9% was directed to other services.

During 2012, foreign direct investment in Mexico came primarily from the United States (not including Puerto Rico), which accounted for 58.5% of the total foreign direct investment. The remaining foreign direct investments came from Japan (13.1%), Canada (8.2%), Luxembourg (6.6%), Germany (5.9%) and other countries.

Exchange Controls and Foreign Exchange Rates

During 2012, the average peso/dollar exchange rate was Ps. 13.1613 = U.S. $1.00. During the first two months of 2013, the average peso/dollar exchange rate was Ps. 12.7110 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on April 4, 2013 (which took effect on the second business day thereafter) was Ps. 12.3197 = U.S. $1.00.

On November 29, 2011, the Foreign Exchange Commission announced that Banco de México would conduct an auction of U.S. $400 million on each business day, at a peso/dollar exchange rate that is, at a minimum, 2% weaker than the peso/dollar exchange rate on the previous business day. The daily auction will result in a sale only when the exchange rate depreciates more than 2% as compared with the previous day’s exchange rate. This tool has been used in the past to promote liquidity in the foreign exchange market. From November 30, 2011 through April 4, 2013, the daily auctions resulted in a sale on only three different days, for a total amount of U.S. $646 million.

As of December 31, 2012, Mexico’s international reserves totaled U.S. $163.6 billion, an increase of U.S. $21.1 billion as compared to international reserves as of December 31, 2011. As of December 31, 2012, the net international assets of Banco de México totaled U.S. $166.5 billion, an increase of U.S. $17.2 billion as compared to net international assets as of December 31, 2011.

As of March 15, 2013, Mexico’s international reserves totaled U.S. $165.7 billion, an increase of U.S. $2.1 billion as compared to international reserves as of December 31, 2012. As of March 15, 2013, the net international assets of Banco de México totaled U.S. $169.4 billion, an increase of U.S. $2.9 billion as compared to net international assets as of December 31, 2012.

Public Finance

2012 Fiscal Results

In 2012, public sector budgetary revenues totaled Ps. 3,517.5 billion in nominal pesos, a 3.3% increase in real terms as compared to 2011. This increase is mainly explained by a 3.7% increase in crude oil revenues (which was in part due to an increase in price of crude oil exports) and a 1.4% increase in non-oil tax revenues, each in real terms as compared to 2011.

During 2012, net public sector budgetary expenditures increased by 3.8% in real terms as compared to 2011. During 2012, public sector financing costs increased by 7.0% in real terms as compared to 2011, mainly as a result of the depreciation of the average exchange rate and the increase of the financing cost of Pemex. Public sector financing costs as a percentage of GDP increased from 1.9% of GDP in 2011 to 2.0% in 2012.

The amounts contained in the proceeding funds were as follows as of December 31, 2012:

•	Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 17.5 billion;

•	Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 13.5 billion;

•	Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.4 billion; and

•	the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 14.8 billion.

2011 and 2012 Results;

2012 Budget and 2013 Budget Assumptions and Targets

2011 Results(1)	2012 Budget(2)	2012 Results(3)	2013 Budget(4)
Real GDP growth (%)	3.9%	3.3%	3.9%	3.5%
Increase in the national consumer price index (%)	3.8%	3.0%	3.6%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)	U.S. $	101.1	3	U.S. $	84.9	0(5)	U.S. $	101.8	1	U.S. $	86.0	0
Current account deficit as % of GDP	(0.9)%	n.a.	(0.8)%	n.a.
Average exchange rate (Ps./U.S.$1.00)	12.4	12.8	13.2	12.9
Average rate on 28-day Cetes (%)	4.2%	4.6%	4.2%	4.6%
Public sector balance as % of GDP(6)	(2.5)%	(2.4)%	(2.6)%	0.0%
Primary balance as % of GDP(6)	(0.6)%	(0.3)%	(0.6)%	n.a.

Note:	n.a. = not available.
(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	2012 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2012 (General Economic Policy Guidelines for 2012) and in the Programa Económico 2012 (Economic Program for 2012.
(3)	Preliminary.
(4)	2013 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2013 (General Economic Policy Guidelines for 2013) published in December 7, 2012 and in the Programa Económico 2013 (Economic Program for 2013) published on December 26, 2012, as modified by the 2013 Budget adopted by the Mexican Congress.
(5)	The Mexican Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the Federal Revenue Law for 2013. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2013 Budget.
(6)	Including physical investments by PEMEX.

Source: Ministry of Finance and Public Credit.

Public Debt

Mexico’s public debt policy for 2013 is intended to be flexible enough meet the needs of the Mexican Government while coping with market dynamics and unforeseen developments and maintaining costs and risks at stable levels. Mexico’s new public debt policy will continue the practice of relying on local markets as the core source of funding for the Mexican Government, and will supplement this source of funding with external financing from the United States, Europe and Japan. Mexico’s principal objectives in achieving external financing are as follows:

•	to improve the terms and conditions of Mexico’s external liabilities;

•	to strengthen and diversify Mexico’s investors base, considering the continued presence in the most influential international markets;

•	to strengthen Mexico’s benchmark bonds; and

•	to maintain a constant relationship with international investors, in order to ensure transparency and to promote investment in Mexico.

Of the total gross internal debt of the Mexican Government at December 31, 2012, Ps. 396.7 billion represented short-term debt and Ps. 3,178.6 billion represented long-term debt, as compared to Ps. 349.8 billion of short-term debt and Ps. 2,847.9 billion of long-term debt at December 31, 2011.

The Mexican Government’s financing costs on internal debt totaled Ps. 207.6 billion during 2012, or 1.3% of GDP, an increase of 7.3% as compared to 2011. During 2012, the average maturity of the Mexican Government’s internal debt increased by 0.4 years, from 7.6 years at December 31, 2011 to 8.0 years at December 31, 2012.

At December 31, 2012, the gross internal debt of the public sector. including the recognition of PIDIREGAS related debt, totaled Ps. 3,861.1 billion, as compared to Ps. 3,446.8 billion at December 31, 2011.

The following table summarizes the net internal public debt of the Mexican Government as of each of the dates indicated.

Internal Debt of the Mexican Government(1)

	December 31,
	2007		2008		2009		2010		2011		2012(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 1,795.8	94.7%	Ps. 2,021.2	84.2%	Ps.2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,882.8	90.2%	Ps. 3,257.8	91.1%
Cetes	340.5	18.0	357.1	14.9	498.8	18.5	394.0	13.6	456.6	14.3	531.3	14.9
Floating Rate Bonds	325.0	17.1	243.6	10.1	243.5	9.0	183.1	6.3	202.5	6.3	200.4	5.6
Inflation-Linked Bonds	235.3	12.4	334.9	14.0	430.6	15.9	647.2	22.4	642.1	20.1	747.2	20.9
Fixed Rate Bonds	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1	1,581.6	49.5	1,777.9	49.7
Other	100.6	5.3	380.1	15.8	323.4	12.0	334.4	11.6	314.9	9.8	317.6	8.9

Total Gross Debt	Ps. 1,896.3	100.0%	Ps. 2,401.3	100.0%	Ps.2,702.8	100.0%	Ps. 2,888.3	100.0%	Ps. 3,197.7	100.0%	Ps. 3,575.3	100.0%

Net Debt
Financial Assets(3)	(107.9)		(68.6)		(231.4)		(79.4)		(85.6)		(74.2)

Total Net Debt	Ps. 1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,808.9		Ps. 3,112.1		Ps. 3,501.1

Gross Internal Debt/GDP		16.1%		19.8%		21.4%		20.9%		20.7%		21.7%
Net Internal Debt/GDP		15.2%		19.2%		19.6%		20.4%		20.2%		21.3%

Note:	Numbers may not total due to rounding.

n.a. not available.
(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 0.0 at December 31, 2012. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the Cuenta General de la Tesoría de la Federación (General Account of the Federal Treasury) with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

Total public debt (gross external debt plus net internal debt) of Mexico at December 31, 2012 represented approximately 32.9% of nominal GDP, 1.2 percentage points higher than at December 31, 2011.

At December 31, 2012, Mexico’s total public sector external debt was held as follows:

•	bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 63.1%;

•	multilateral and bilateral creditors (excluding the International Monetary Fund, or IMF) held approximately 23.3%;

•	commercial banks held approximately 13.3%; and

•	other creditors held the remaining 0.3%.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2007	U.S. $	40,114	U.S. $7,745	U.S. $6,576	U.S. $54,435	U.S. $920	U.S. $55,355
2008		39,997	9,782	5,885	55,664	1,275	56,939
2009		47,350	41,048	6,202	94,600	1,754	96,354
2010		56,168	45,536	6,385	108,089	2,339	110,428
2011		60,590	47,436	5,625	113,651	2,769	116,420
2012(4)		66,912	50,063	5,626	122,601	3,125	125,726

By Currency(3)

	At December 31,
	2007		2008		2009		2010		2011		2012(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%	97,048	83.4%	105,836	84.2%
Japanese yen	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2	6,793	5.8	6,847	5.4
Pounds sterling	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7	1,906	1.6	1,993	1.6
Swiss francs	423	0.8	410	0.7	716	0.7	953	0.9	910	0.8	961	0.8
Others	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9	9,763	8.4	10,089	8.0

Total	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%	116,420	100.0%	125,726	100.0%

Note:	Numbers may not total due to rounding.
(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates at each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (b) external borrowings by the public sector after December 31, 2012 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On January 10, 2013, Mexico issued U.S. $1.5 billion of its 4.750% Global Notes due 2044. The notes were issued under Mexico’s U.S. $110 billion Global Medium Term Notes program at a yield to maturity of 4.194%.

On February 6, 2013, Mexico issued UDI 225 million of stripped coupons from principal and UDI 41 million of stripped coupons from interest. The transaction was the second to be carried out under a program implemented on November 14, 2012, which was designed to simultaneously auction stripped coupons from principal and from interest of 30-year UDIbonos.

Legal and Political Reforms

Educational Reform

The Enactment of the Constitutional Reform of Education went into effect on February 27, 2013. The law is intended to improve the public educational system of Mexico by introducing competency exams and objective, merit-based standards for teacher hiring and promotions. In addition, this law provides federal funding for extended learning hours and the improvement of school building infrastructures.

Amendments to Governmental Accounting Regulations

Amendments to the General Law on Governmental Accounting went into effect on January 1, 2013. These amendments are designed to improve transparency in government spending by, among other things, including a requirement that state, local and municipal governments publish periodic information regarding federal funds received. In addition, the law provides for the creation and maintenance of web sites that grant the public access to financial information for all levels of government, including the federal government.

Ley de Amparo

A new Ley de Amparo went into effect on April 3, 2013, replacing the prior statute. The Ley de Amparo is designed to provide constitutional relief to individuals and corporations against various types of governmental actions, including administrative and judicial actions. This new law enables both individuals and citizens to file legal challenges against such actions and provides injunctive relief in certain instances. The new Ley de Amparo also broadens the scope of those persons that may seek protection under the law, grants general effects to rulings issued under amparo claims in certain circumstances and restricts injunctive relief where the social harm outweighs the benefit to the plaintiff. Finally, the enactment of the new law also seeks to reinforce the court system by attempting to limit judicial contradictions.

Ley de Instituciones de Seguros y Fianzas

A new Ley de Instituciones de Seguros y Fianzas went into effect on April 5, 2013, replacing the prior legislation, which regulated insurance and bonding companies separately. This new law governs the incorporation and operation of insurance and bonding companies. In addition, the new law is expected to further bring Mexican insurance legislation in line with international standards, implement certain new capital requirements and provide for new insurance products.

PLAN OF DISTRIBUTION

The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of notes listed opposite their names below. The terms agreement, dated as of April 9, 2013, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of Notes

BNP Paribas	€533,300,000
Deutsche Bank AG, London Branch.	€533,300,000
HSBC Bank plc	€533,400,000

Total	€1,600,000,000

BNP Paribas, Deutsche Bank AG, London Branch and HSBC Bank plc are acting as joint lead managers in connection with the offering of the notes.

The managers plan to offer the notes at the price set forth on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering price and other selling terms.

The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The managers are acting as joint dealer managers for Mexico’s planned offer to purchase for cash certain outstanding notes of Mexico (the “Offer to Purchase”), on the terms and subject to the conditions set forth in an Offer to Purchase, dated April 9, 2013. Pursuant to the terms of the Offer to Purchase, purchasers of the notes offered hereby who tender outstanding notes to the Offer to Purchase may benefit from preferential acceptance of their tenders, subject to certain conditions.

In order to facilitate the offering of the notes, the managers (or, in the United Kingdom, HSBC Bank plc) may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the managers may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts,

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes, or

•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the relevant Stabilizing Manager, or any person acting on behalf of the Stabilizing Manager, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus supplement dated December 20, 2012 issued by Mexico.

Certain of the managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

The notes are being offered for sale in jurisdictions in North America, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

Austria

The information in this pricing supplement does not constitute a public offering (öffentliches Angebot) to investors in Austria and must not be used in conjunction with a public offering pursuant to the Austrian Capital Market Act (Kapitalmarktgesetz) in Austria. No prospectus pursuant to the Austrian Capital Market Act (Kapitalmarktgesetz) has been or will be approved (gebilligt) by or notified (notifiziert) to the Austrian Financial Market Authority (Finanzmarktaufsichtsbehörde) and no such prospectus has been or will be published in Austria in any way which would constitute a public offering under Austrian law (whether presently or in the future), nor has or will such prospectus be deposited with the filing office (Meldestelle) of Oesterreichische Kontrollbank AG. As no public offering will be made in Austria, no prospectus is required in accordance with Directive 2003/71/EC.

The information in the offer materials (e.g., pricing supplement, prospectus supplement and prospectus) is being made available in Austria for the sole purpose of providing information about the securities described herein solely to qualified investors or investors recognized as eligible counterparties (who have not requested to be treated as non-professional client) as defined in §1/1/5a of the Austrian Capital Market Act (Kapitalmarktgesetz) (“Qualified Investors”). The information contained in the offer materials is being made available on the condition that it is solely for the use of the recipient as a Qualified Investor in Austria and may not be passed on to any other person or reproduced in whole or in part.

Consequently, the notes are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the notes. A public offering of the notes in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

Belgium

The offer and sale of the notes do not constitute a public offering within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”). The offer and sale of the notes is being exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offer material relating to the offer and sale of the notes has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).

Accordingly, the offer and sale of the notes as well as any materials relating to the offer and sale of the notes may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium if the nominal value of each note is at least €100,000 in accordance with Article 3, §2, d) of the Prospectus Law, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law.

Denmark

This pricing supplement does not constitute a prospectus under Danish law and has not been filed with or approved by the Danish Financial Supervisory Authority as this pricing supplement has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act or any Executive Orders issued pursuant thereto. Accordingly, this pricing supplement may not be made available to any other person in Denmark nor may the notes otherwise be marketed and offered for sale in Denmark other than in circumstances which are exempt from the requirement to publish a prospectus in Denmark.

European Economic Area

This pricing supplement has been prepared on the basis that the offer and sale of the notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of the notes, may only do so in circumstances in which no obligation arises for Mexico or any of the managers to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Mexico nor the managers have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for Mexico or any of the managers to publish a prospectus for such offer.

In relation to each Relevant Member State with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer to the public of the notes has been or will be made in that Relevant Member State other than:

(a)    to any legal entity which is a qualified investor as defined in the Prospectus Directive (“Qualified Investors”);

(b)    to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than Qualified Investors), as permitted under the Prospectus Directive subject to obtaining the prior consent of the representatives of Mexico for any such offer; or

(c)    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer shall require Mexico or any managers to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and the notes so as to enable an investor to decide to purchase the notes, as the same may be further defined in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 Amending Directive” means Directive 2010/73/EU.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the notes that has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the EEA and notified to the French Autorité des marchés financiers and to Mexico; no notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the materials relating to the notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) other than individuals investing for their own account, as defined in Articles L. 411-2 and D. 411-1, of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Germany

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the notes, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

Each of the managers represents, agrees and undertakes that: (i) it has not offered, sold or delivered and will not offer, sell or deliver any notes in the Federal Republic of Germany otherwise than in accordance with provisions of the German Securities Prospectus Act; and (ii) that it will not distribute in the Federal Republic of Germany any offer material relating to the notes to the public and only under circumstances that will result in compliance with the applicable rules and regulations of the Federal Republic of Germany.

Hong Kong

With respect to persons in Hong Kong, the offer and sale of the notes is only being made to, and is only capable of acceptance by, professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder (“professional investors”). No person or entity may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong, including in circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong) other than with respect to notes which are or are intended to be tendered only by persons outside Hong Kong or only by “professional investors” as defined in the SFO and any rules made under the SFO.

Italy

No prospectus has been nor will be published in Italy in connection with the offering of the notes and such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation. Accordingly, the notes may not and will not be offered, sold or delivered, nor may nor will copies of this pricing supplement, the accompanying prospectus, prospectus supplement or any other documents relating to the notes (the “Offer Materials”) be distributed in Italy, in an offer to the public of financial products under the meaning of Article 1, paragraph 1, letter t) of the Italian Legislative Decree No. 58 of February 24, 1998 as amended (the “Consolidated Financial Act”) unless an exception applies. Therefore, the notes may only be offered, transferred or delivered, and copies of Offer Materials may only be distributed, within the territory of Italy: (a) to qualified investors (investitori qualificati), as defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended (the “Intermediaries Regulation”), pursuant to Article 100, paragraph 1, letter a) of the Consolidated Financial Act and Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulation”); or (b) in any other circumstances where an express exemption from compliance with the restrictions on offers to the public applies, including, without limitation, as provided under Article 100 of the Consolidated Financial Act and Article 34-ter of the Issuers Regulation.

Any offer, sale or delivery of the notes or distribution of copies of Offer Materials in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made via investment firms, banks or financial intermediaries authorized to carry out such activities in Italy in accordance with the Consolidated Financial Act, the Issuers Regulation, the Intermediaries Regulation and Italian Legislative Decree No. 385 of September 1, 1993 (the “Consolidated Banking Act”), all as amended; (ii) in compliance with Article 129 of the Consolidated Banking Act and the implementing guidelines of the Bank of Italy, as amended, pursuant to which the Bank of Italy may request information on the offering or issue of securities in Italy; and (iii) in compliance with any other applicable laws and regulations, including any conditions, limitations or requirements that may be, from time to time, imposed by the relevant Italian authorities concerning securities, tax matters and exchange controls.

Any investor purchasing the notes in an offering is solely responsible for ensuring that any offer or resale of the notes it purchases in the offering occurs in compliance with applicable Italian laws and regulations.

The Offer Materials and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Consolidated Financial Act and Article 34-ter of the Issuers Regulation, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Luxembourg

This pricing supplement has been prepared on the basis that the offer and sale of the notes will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

Mexico

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement or in the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Netherlands

In the Netherlands, the notes may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Norway

This offer of the notes and the related materials do not constitute a prospectus under Norwegian law and have not been filed with or approved by the Norwegian Financial Supervisory Authority, the Oslo Stock Exchange or the Norwegian Registry of Business Enterprises, as the Offer and the Offer materials have not been prepared in the context of a public offering of securities in Norway within the meaning of the Norwegian Securities Trading Act or any Regulations issued pursuant thereto. The offer of the notes will only be directed to qualified investors as defined in the Norwegian Securities Regulation section 7-1 or in accordance with other relevant exceptions from the prospectus requirements. Accordingly, the offer of the notes and the related materials may not be made available to the public in Norway nor may the offer of the notes otherwise be marketed and offered to the public in Norway.

Singapore

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor. Securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Spain

Neither the offer of the notes nor this pricing supplement have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Consequently, the notes may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 30bis of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted, or otherwise in reliance of an exemption from registration available thereunder.

Switzerland

The offer and sale of the notes is made in Switzerland on the basis of a private placement, not as a public offering. This document is not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the offer of the notes or the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this document nor any other offering or marketing material relating to the offer of the notes or the notes may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

Neither the communication of this pricing supplement nor any other offer material relating to the offer of the notes has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This pricing supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”), or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this pricing supplement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this pricing supplement or any of its contents.

See “Plan of Distribution” in the prospectus supplement for additional restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

It is expected that delivery of the notes will be made against payment therefor on the ninth day following the date hereof (such settlement cycle being referred to herein as “T+9”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next business day will be required, by virtue of the fact that the notes initially will settle in T+9, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next business day should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately €1,588,422,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €250,000.

The managers have agreed to pay for certain expenses in connection with the offering of the notes.

Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

FISCAL AGENT AND PRINCIPAL PAYING AGENT

Citibank, N.A.

Global Agency & Trust Services

111 Wall Street, 5th Floor

New York, New York 10043

PAYING AGENTS AND TRANSFER AGENTS

Citibank, N.A., London 5 Carmelite Street Canary Wharf London EC4Y 0PA, England	KBL European Private Bankers S.A. 43, Boulevard Royal L-2955 Luxembourg

LUXEMBOURG LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.

LEGAL ADVISORS TO THE MANAGERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch Mueller, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.